811-00816
Branch 18

40-33



American Century
Investments

FEDERAL EXPRESS



August 16, 2011



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")
American Century Mutual Funds, Inc.
d/b/a American Century Ultra Fund

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the First Amended Verified Derivative Complaint and Jury Demand as filed by the plaintiff in the United States District Court Western District of Missouri styled as Laura Seidl v. American Century Companies, Inc. et al.

This Complaint amends the Original Complaint we previously provided to your office by letter dated July 27, 2010.

If you have any questions or concerning regarding this filing, please contact me at (816) 340-4047.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:ce



UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI


RECEIVED
AUG 24 2011
OFFICE OF THE SECRETARY

LAURA SEIDL, derivatively on behalf of the nominal defendant with respect to its series mutual fund, the American Century Ultra Fund,

Plaintiff,

- against -

AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JAMES E. STOWERS, III, JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE E. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, MARK MALLON, WADE SLOME, BRUCE WIMBERLY, JERRY SULLIVAN and BILL MONROE,

Defendants,

- and -

AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant.

Case No. 10-4152-CV-W-GAF

FIRST AMENDED VERIFIED DERIVATIVE COMPLAINT

and

JURY DEMAND

TWCUX

Plaintiff alleges:

OVERVIEW

1. Plaintiff is an investor in a mutual fund offered by Nominal Defendant American Century Mutual Fund, Inc. ("ACMF"). Defendants – the fiduciaries responsible for managing and advising the mutual fund, known as the American Century Ultra Fund (the "Fund") – knowingly caused the Fund unlawfully to invest over $75 million of investors' money in an illegal off-shore gambling business, PartyGaming Plc ("PartyGaming"). Following an increase in law enforcement actions directed against illegal off-shore gambling businesses in the summer of 2006, the Fund lost millions of dollars as a result of Defendants' illegal investments.

2. The illegality of the gambling companies' principal operations was well-established before Defendants made their first investments in 2005. For example, prior to 2005:

(a) the United States Department of Justice ("DOJ") had issued public warnings that such companies were criminal organizations – and cautioned the public that supporting them was itself a crime;

(b) there had been successful prosecutions of principals of similar off-shore businesses, and those prosecutions had been widely reported in the press;

(c) the DOJ had prohibited financial institutions from processing financial transactions for off-shore Internet gambling businesses; and

(d) the federal government had seized millions of dollars that PartyGaming had paid Discovery Communications (the television and media company that owns the Travel Channel) and other media companies for advertising.

3. In June 2005, PartyGaming, a Gibraltar company, made an initial public offering ("IPO") of its stock, which was listed on the London Stock Exchange. In the prospectus that PartyGaming issued in connection with its IPO (the "Prospectus"), PartyGaming disclosed that "in many countries, including the United States, the Group's activities are considered to be illegal by relevant authorities." Prospectus at 14.

4. PartyGaming was an "illegal gambling business" as that term is defined in 18 U.S.C. § 1955 ("§ 1955"). In April 2009, PartyGaming entered into a non-prosecution agreement with the DOJ in which it agreed to forfeit $105 million in criminal proceeds because its principal business (constituting approximately 87% of its revenue) violated several federal criminal statutes, including § 1955. In addition, in 2008, one of PartyGaming's founders, Anurag Dikshit, pleaded guilty to gambling offenses in the Southern District of New York. Under his plea agreement, Dikshit agreed to forfeit $300 million in criminal proceeds and face a possible two-year prison sentence in connection with his activities on behalf of PartyGaming.

5. Section 1955(a) provides that whoever "owns all or part of an illegal gambling business" is guilty of a felony. By causing the Fund to purchase shares in an illegal gambling

business, Defendants caused the Fund to own part of an illegal gambling business in violation of § 1955(a) and also caused the Fund to violate state anti-gambling laws in virtually every state in the U.S.

6. Even though 87% of PartyGaming's revenue was from U.S. gamblers, to evade the reach of the U.S. criminal justice system, PartyGaming did not offer its shares for sale to, or for the benefit of, persons in the U.S. Prospectus at 3. Nor were they sold to members of the public in any jurisdiction. *Id.* at 18. Rather, they were only made available to "certain institutional and professional investors who are not US persons." *Id.* PartyGaming did not list its shares to be traded on any U.S. exchange through American Depository Receipts or otherwise. Because shares of PartyGaming could not be purchased in the U.S., Defendants had to purchase shares overseas to circumvent these restrictions.

7. In making these unlawful investments, Defendants took a reasonably foreseeable risk that the investments would lose value when law enforcement authorities took steps to enforce the law. In fact, PartyGaming specifically warned prospective investors about this risk in the "Risk Factors" section of its Prospectus:

> An investment in the Shares would involve significant risks. If any of the following risks actually occur, PartyGaming's business financial condition and/or results of operations could be materially and adversely affected. In such circumstances, the trading price of the Shares would decline and an investor could lose all or part of his or her investment. As PartyGaming generates most of its revenue from customers in the US (approximately 87 per cent. in the first quarter of 2005), any action by US authorities that succeeds in prohibiting or materially restricting PartyGaming from offering online gaming in the US would have very serious consequences for [PartyGaming] and could result in investors losing all or a very substantial part of their investment.

8. Despite that warning, Defendants caused ACMF, through the Fund, illegally to invest, repeatedly and over a significant period of time, in PartyGaming.

9. Defendants have admitted that they were aware of the risks concerning PartyGaming's illegality and intentionally disregarded them. A Special Litigation Committee Report for the American Century Mutual Funds, Inc., dated January 25, 2011 (the "Committee

Report") confirms that the Fund's portfolio management team considered "event risks" including legal issues that could impact the value of PartyGaming stock. (Committee Report, p.2)

10. The Fund portfolio managers wrote in an email on June 28, 2005 that "there is a risk that we could invest in a company that we know may be breaking the law and the headline risk of that may also be a consideration." (Committee Report, pp. 39, 137)

11. The Committee Report confirmed that on November 2, 2005, the portfolio advisers of the Ultra Fund participated in a call with PartyGaming executives concerning the legality of PartyGaming's business where PartyGaming admitted that the Department of Justice considered its activities to be illegal. (Committee Report, p. 45)

12. In disregarding the views of the U.S. Department of Justice that PartyGaming was a criminal organization, Defendants claimed to have "evaluated all factors, including the risk in the event the U.S. Department of Justice prosecuted PartyGaming and similar companies for violations of U.S. gambling laws." (Committee Report p. 73) However, the "Ultra Fund team concluded that the potential reward outweighed the potential risk" because they believed that PartyGaming was "a company that was positioned for growth." (Committee Report p. 73)

13. Indeed, one of the Fund's managers had reservations about investing in PartyGaming because of the illegality but recognized that there was a chance of "PartyGaming being a big winner." In contrast, another one of ACMF's funds managed by defendant American Century Investment Management, Inc. ("ACIM") decided not to invest in PartyGaming because the portfolio manager in charge of that fund, Mark Scott, "recognized a threat of potential government action against PartyGaming" under federal criminal statutes. (Committee Report p. 41)

14. Despite the illegality that Defendants knew about before investing in PartyGaming, none of them consulted the legal department at American Century. The Committee Report found that the legal department at American Century "did not find a written message to or response" to the issue of whether it was legal for ACMF to hold shares of PartyGaming. Indeed,

nobody at the legal department recalled any legal issues concerning PartyGaming ever being brought to their attention. (Committee Repoert, p. 42)

15. Just as PartyGaming had predicted in its Prospectus, investors, including the Fund, lost a very substantial part of their investments following governmental actions in the U.S. to enforce state and federal anti-gambling laws in the U.S.

16. Defendants' illegal investments, all of which were purchased for the Fund's portfolio, directly injured ACMF through its Fund portfolio. In addition, because the value of shares in the Fund is calculated daily on the basis of the net asset value of the Fund's portfolio, each dollar lost by Defendants' investments in an illegal gambling business resulted in a dollar loss to the investors in the Fund, including Plaintiff, on a *pro rata* basis.

17. The losses suffered by ACMF through its Fund portfolio were a direct, proximate, reasonably foreseeable, and natural consequence of Defendants causing ACMF, through the Fund, to own part of an illegal gambling business. The losses in the value of such investments were caused by the fact that the primary source of revenue for such illegal gambling businesses was lost following an increase in law enforcement actions in the U.S. against such businesses.

18. Defendants are the individuals and entities responsible for causing ACMF, through the Fund, to purchase, and to continue to own, the illegal investments that led to Plaintiff's injuries.

19. Plaintiff asserts claims for breach of fiduciary duty, negligence, waste, and breach of contract.

20. By causing ACMF to purchase stock in an illegal gambling business through the Fund, Defendants caused ACMF to become an owner of part of an illegal gambling business and thereby to violate § 1955 and the anti-gambling laws of virtually every one of the United States.

21. Plaintiff brings this action to recover for the investment and other losses that she and countless other mutual fund investors suffered as the result of Defendants' illegal

investments. Because Defendants' unlawful conduct directly injured ACMF through its Fund portfolio, Plaintiff asserts each of her substantive claims derivatively on behalf of ACMF.

THE PARTIES

Plaintiff

22. Plaintiff Laura Seidl is a citizen of California. She first acquired shares in the Fund prior to 2005 for investment purposes, and she still owns her shares.

23. Plaintiff sues derivatively on behalf of ACMF.

Nominal Defendant

24. ACMF is a corporation organized under the laws of the State of Maryland. It has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111. It is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management investment company.

25. ACMF is a "series" mutual fund. As such, it has two or more portfolios of securities, each offering a separate series or class of stock to investors. Each portfolio of a series mutual fund generally has different investment objectives, policies, practices, and risks. The shareholders of each portfolio do not participate in the investment results of any other portfolio and must look solely to the assets of their portfolio for most purposes, including redemption, liquidation, earnings, and capital appreciation. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities. Each separate portfolio is commonly referred to as a "fund." Such portfolios are not separate legal entities. However, they are sometimes treated as separate entities for some purposes. For example, each has a separate tax identification number. Similarly, with a few notable exceptions, the Securities and Exchange Commission ("SEC") and its staff have applied the provisions of the 1940 Act to a series fund as if the individual portfolios of that fund were separate investment companies.

26. ACMF offers a "series" of shares representing an interest in a portfolio known as American Century Ultra Fund, which is referred to herein as the "Fund," though it is not a separate legal entity. In addition to the Fund, ACMF also comprises 17 other funds, none of

which is a separate legal entity. ACMF has a single board of directors, which manages all 18 of its funds. The Fund does not have a board of directors separate from the board of ACMF.

27. ACMF, through its managers, is hostile and antagonistic to the enforcement of the claims set forth herein, such that it is properly aligned as a defendant for purposes of diversity of citizenship.

Defendants

28. Defendant American Century Companies, Inc. ("ACC") is incorporated in the state of Maryland and has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

29. ACC is an investment management company that controls ACMF and the Fund through its subsidiary, American Century Investment Management, Inc. ("ACIM"). ACC also controls ACMF through its selection and appointment of the executives and the entire board of directors of ACMF, including all individual Defendants in this action.

30. Defendant ACIM is incorporated in the state of Delaware and has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

31. ACIM serves as the investment adviser to dozens of investment companies controlled by ACC, including ACMF and the Fund. ACIM was responsible for management of the Fund and developing, implementing, and continuing the investment strategy complained of herein.

32. Defendant James E. Stowers, Jr. ("Stowers Jr.") is Chairman of ACMF, a director and controlling shareholder of ACC, and a director of ACIM. Stowers Jr. was responsible for overseeing the investment strategy complained of herein. He is a member of the board of ACMF.

33. Defendant Jonathan S. Thomas ("Thomas") is the President and Chief Executive Officer of ACMF and has been since January 2007. He was the Executive Vice President of ACMF from November 2005 through February 2007. Thomas exercised operational

or managerial oversight over the portfolio holdings of the Fund, including the investment strategy complained of herein. He is a member of the board of ACMF.

34. At all times relevant to this action, Defendants Stowers Jr., Thomas, James E. Stowers, III ("Stowers III"), Thomas A. Brown ("Brown"), Andrea C. Hall ("Hall"), Donald H. Pratt ("Pratt"), Gale E. Sayers ("Sayers"), M. Jeannine Strandjord ("Strandjord"), and Timothy S. Webster ("Webster") (collectively, the "Directors") were members of the board of directors of ACMF.

35. Each of the Directors allowed ACMF, through the Fund, to purchase and to continue to own stock in an illegal gambling business.

36. Each of the Directors had a fiduciary duty to act in the best interests of the shareholders of ACMF and the Fund.

37. At all times relevant to this action, Brown, Hall, Pratt, Sayers, Strandjord, and Webster were the so-called "independent directors" of ACMF (the "Independent Directors"). Webster is no longer a director. Two of the current independent directors of ACMF (not defendants herein) were not directors of ACMF during the wrongdoing that is the subject of this complaint.

38. In 2005 and 2006, ACMF had a "Fund Performance Review Committee" of the Board of Directors, which included all of the Independent Directors.

39. In 2005 and 2006, the Fund Performance Review Committee reviewed on a quarterly basis the "investment activities and strategies used to manage fund assets[, and it] regularly receive[d] reports from portfolio managers and other investment personnel concerning the funds' investments."

40. Defendant William M. Lyons ("Lyons") was President of ACMF from September 2000 through January 2007. Lyons also served as the Chief Executive Officer of ACC from September 2000 through January 2007. He was primarily responsible for the day-to-day management of the Fund and developing, implementing, and continuing the investment strategy complained of herein.

41. Defendant Mark Mallon ("Mallon") at all relevant times was the Executive Vice President and Chief Investment Officer of ACMF. He was responsible for day-to-day management of the Fund and for developing, implementing, and continuing the investment strategy complained of herein.

42. Defendants Wade Slome ("Slome"), Bruce Wimberly ("Wimberly"), and Jerry Sullivan ("Sullivan") at all relevant times were the co-portfolio managers of the Fund. They were responsible for developing, implementing, and continuing the investment strategy complained of herein. At all relevant times, Bill Monroe was a Senior Investment Analyst of the Fund who researched PartyGaming and participated in Defendants' decision to cause the Fund to purchase shares in PartyGaming.

43. Slome, Wimberly, Sullivan, and Monroe have since left American Century and are no longer portfolio managers of the Fund.

44. The individual defendants are citizens of the states of Missouri, Kansas, Pennsylvania, and Illinois.

JURISDICTION AND VENUE

45. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332 (diversity). There is complete diversity of citizenship, and the amount in controversy, without interests and costs, exceeds the sum or value specified by 28 U.S.C. § 1332. Plaintiff is a citizen of California, and each of the defendants is a citizen of a state other than California.

46. Venue is proper in this district pursuant to 28 U S.C. § 1391 because a substantial part of the events and omissions giving rise to Plaintiff's claims occurred in this district.

FACTS COMMON TO ALL CLAIMS

47. Section 1955 makes it unlawful to "own all or part of an illegal gambling business."

48. One who purchases stock of an illegal gambling business becomes a part owner of such business.

49. Defendants caused ACMF repeatedly to violate § 1955 within a ten-year period by causing ACMF, through the Fund, to purchase shares of an "illegal gambling business" within the meaning of § 1955.

50. Each time ACMF purchased stock of an illegal gambling business through the Fund, it violated § 1955.

51. Each of the Defendants knowingly developed, implemented, and continued (or conspired to develop, implement, and continue) an investment strategy pursuant to which ACMF, through the Fund, was caused repeatedly and over a significant period of time to purchase and continue to own shares in PartyGaming.

52. Beginning in or around July 2005, Defendants caused ACMF, through the Fund, to purchase millions of shares of PartyGaming.

53. In a quarterly report filed with the SEC dated September 26, 2005, ACMF reported that as of July 31, 2005 it owned through the Fund 23,771,000 shares of PartyGaming valued at $72,250,000, or $3.04 per share.

54. On multiple occasions between August 1, 2005 and October 31, 2005, Defendants caused ACMF, through the Fund, to purchase additional shares of PartyGaming.

55. In its quarterly report filed with the SEC dated December 27, 2005, ACMF reported that as of October 31, 2005, it owned through the Fund 29,721,000 shares – an increase of 5,950,000 shares over the immediately preceding period – valued at $45,904,000, or $1.54 per share.

56. On multiple occasions between November 1, 2005 and January 31, 2006, Defendants caused ACMF, through the Fund, to purchase additional shares of PartyGaming.

57. In its quarterly report filed with the SEC dated March 24, 2006, ACMF reported that as of January 31, 2006, it owned through the Fund 34,684,000 shares – an increase

of 4,963,000 shares over the immediately preceding period – valued at $79,187,000, or $2.28 per share.

58. In its semiannual report filed with the SEC on June 30, 2006, ACMF reported that, as of April 30, 2006, it continued to own through the Fund 34,684,000 shares, which it valued at $95,242,000, or $2.75 per share.

59. Defendants' investments in PartyGaming were neither passive nor short term. In a report filed with the SEC dated August 30, 2006, ACMF reported that on May 4, 2006, ACMF attended and voted by proxy at the annual meeting for PartyGaming and voted in favor of (a) the slate of directors recommended by PartyGaming's management and (b) proposed executive compensation packages recommended by PartyGaming's management. The directors and executives whom Defendants caused ACMF to vote for and to compensate, were all engaged in operating PartyGaming as an illegal gambling business in violation of § 1955. Defendants knew, or were reckless in not knowing, that the directors and executives for whom they voted all intended to continue operating PartyGaming as an illegal gambling business after the annual meeting.

60. At all times prior to and including July 15, 2006, Defendants intended to cause ACMF – an open-ended investment company – to continue its ownership of PartyGaming indefinitely.

61. In July 2006, after they became aware of significant losses in PartyGaming following an increase in government enforcement efforts directed against illegal Internet gambling that began in July 2006, Defendants caused ACMF to divest itself of all 34,684,000 shares in PartyGaming.

62. In its quarterly report filed with the SEC dated September 25, 2006, ACMF reported that, as of July 31, 2006, it no longer owned any shares of PartyGaming.

63. Defendants would not have caused ACMF to sell its shares of PartyGaming, and would instead have caused ACMF to continue to hold those shares indefinitely, had it not been for law enforcement actions directed against illegal Internet gambling.

64. Defendants regularly conducted the business of the funds they managed within the American Century mutual fund complex by seeking to exploit the risky but potentially lucrative opportunities associated with illegal gambling businesses. For example, certain of the Defendants, including ACC, Stowers Jr., Thomas, Lyons and the Directors, caused American Century World Mutual Funds, Inc. ("ACWMF") to own over $16 million worth of shares in Bwin Interactive Entertainment AG ("Bwin") during this same time period that they were causing ACMF through the Fund to invest in PartyGaming. Bwin was another "illegal gambling business" similar to PartyGaming. Those Defendants caused ACWMF to continue holding substantial ownership positions in Bwin until well after the government's increased enforcement of the gambling laws in July 2006. Those Defendants did not cause ACWMF to divest itself of its Bwin shares until sometime between September 1, 2006 and November 30, 2006. In addition, those Defendants caused American Century Variable Portfolios, Inc. to own over 1 million shares of PartyGaming during the same time period that they were causing ACMF through the Fund to invest in PartyGaming.

65. The government's increased enforcement actions directed against illegal Internet gambling included, but was not limited to, criminal and civil enforcement actions and legislative changes intended by Congress to make it more difficult for illegal Internet gambling businesses to circumvent existing laws.

66. One way Congress sought to make it more difficult for illegal Internet gambling businesses to circumvent existing laws was by choking off the illegal gambling businesses' source of revenue, including passage of the Unlawful Internet Gambling Enforcement Act of 2006, 31 U.S.C. § 5361 *et seq.* (the "Enforcement Act").

67. The general market for securities of the type in which ACMF told its investors that it intended to invest through the Fund was rising during the period that ACMF, through the Fund, suffered the losses complained of in this complaint.

68. At the time of the investments complained of herein, PartyGaming was an "illegal gambling business" as that term is defined in § 1955.

69. At the time of the investments complained of herein, it was well-established that gambling businesses operating outside the United States violate U.S. criminal law when they take wagers from gamblers in the U.S.

70. Jay Cohen was convicted in February 2000 of running an Internet gambling business. On appeal, the Second Circuit held that Cohen and his organization, an Antiguan corporation that took bets over the Internet from gamblers in New York, violated the Wire Gambling Act, 18 U.S.C. § 1084, whenever there "was a telephone call or an internet transmission between New York and [defendant] in Antigua" that facilitated a bet or wager on a sporting event. *United States v. Cohen*, 260 F.3d 68 (2d Cir. 2001).

71. At the time of the investments complained of herein, it was also well-established that gambling businesses operating outside the United States may violate the criminal laws of individual states when they take wagers from gamblers in those states.

72. In *People ex rel. Vacco v. World Interactive Gaming Corp.*, 185 Misc.2d 852 (N.Y. Co. Sup. Ct. 2000), the court held that Cohen's company engaged in illegal gambling activity in violation of New York state law.

73. In *United States v. Gotti*, 459 F.3d 296 (2d Cir. 2006), the Second Circuit upheld a 2003 conviction under § 1955 predicated on a violation of N.Y. Penal Law § 225.00 and held that "[w]hen bets are placed from New York, the gambling activity is illegal under New York law, regardless of whether the activity is legal in the location to which the bets were transmitted." 459 F.3d at 340.

74. On June 11, 2003, the DOJ issued a public warning letter reminding the public that "Internet gambling and offshore sportsbook operations that accept bets from customers in the United States violate Sections 1084, 1952, and 1955 of [Title] 18 of the United States Code, each of which is a Class E felony. Additionally, pursuant to [18 U.S.C. § 2], any person or entity who aids or abets in the commission of any of the above-listed offenses is punishable as a principal violator of those statutes."

75. On December 16, 2008, one of the co-founders of PartyGaming, Anurag Dikshit, pleaded guilty in the United States District Court for the Southern District of New York to engaging, through PartyGaming, in illegal Internet gambling. As part of his plea agreement, Dikshit agreed to forfeit $300 million to the U.S. government. *United States v. Dikshit*, 1:08-cr-01265-JSR-1 (S.D.N.Y.)

76. On April 6, 2009 PartyGaming entered into a non-prosecution agreement with the United States Attorney for the Southern District of New York pursuant to which it agreed to forfeit $105 million, representing a portion of the proceeds of PartyGaming's illegal U.S. Internet gambling operations. Under the terms of the agreement, PartyGaming specifically admitted that (i) its conduct "violated certain U.S. criminal laws, including 18 U.S.C. § 1955" and (ii) "[a]t all times prior to October 13, 2006, most of PartyGaming's customers were located in the United States, including in the Southern District of New York."

77. Defendants were well aware of the nature of the businesses in which they caused the Fund to invest. In its June 2005 prospectus, PartyGaming warned prospective investors that "in many countries, including the United States, the Group's activities are considered to be illegal by relevant authorities." Prospectus at 14.

78. In bold-faced letters on the first page of that same prospectus, PartyGaming disclosed to prospective investors that it "generated 87 per cent. of its revenue" from customers in the U.S. *Id.* at 1.

79. In its Prospectus, PartyGaming specifically warned that "any action by US authorities that succeeds in prohibiting or materially restricting PartyGaming from offering online gaming in the US would have very serious consequences for [PartyGaming] and could result in investors losing all or a very substantial part of their investment." *Id.* at 46.

80. The PartyGaming Prospectus elaborated on the risk of government enforcement in considerable detail:

> The US Department of Justice considers that companies offering online gaming to US residents are in violation of existing US federal laws, including (but not

limited to) the Wire Act, the Illegal Gambling Business Act, the Paraphernalia Act and the Travel Act. In addition, a number of federal statutes prohibit actions that are not specific to gaming, but are premised upon activities that violate federal and state law. Such statutes include, but are not limited to, the *Racketeer Influenced and Corrupt Organizations Act* and legislation related to money laundering, the collection of unlawful debts and "aiding and abetting" an offence.

> ...
>
> Online gaming may violate state law and violations of state gaming laws can serve as predicate offence of liability under federal statutes. At least seven states have specifically outlawed online gaming. Many other states prohibit all gaming
>
> ...
>
> There are criminal and civil sanctions for breach of these federal and state prohibitions, which include the possibility of significant fines, injunctions, claims for damages and imprisonment of relevant individuals (such as directors), as well as the repayment of losses suffered by US residents.
>
> ...
>
> In April 2004, the Group [PartyGaming] was informed by Discovery Communications, the television and media company that owns the Travel Channel, that US marshals had seized over $2 million of the Group's funds from Discovery Communications ... .
>
> Despite the Department of Justice's stance on advertising of online gaming operations, PartyGaming continues to advertise its real money sites in the US through a number of media, including television, print and sponsorship.

Id. at 47-50 (emphasis added).

81. Shortly after PartyGaming's IPO began in or about June 2005, major media sources widely reported on the illegality of foreign Internet gambling businesses. For example, on June 26, 2005, The New York Times reported that, for PartyGaming, the "potential illegalities aren't just a secret hidden in its business plan – they are the centerpiece of its business plan."

82. In addition to the foregoing, before Defendants first caused ACMF to invest in PartyGaming, it was public knowledge in the United States, based on various news media reports and public press releases from the DOJ, that Internet gambling was illegal. For example, in addition to the other events described above:

(a) In 1997, a Missouri court held that Interactive Gaming & Communications Corp. violated state law by accepting bets through the Internet.

(b) In October 2001, New Jersey filed enforcement proceedings against various Internet gaming entities, including Sportingbet, for violating New Jersey's gambling laws.

(c) In October 2001, Gold Medal Sports, an Internet sportsbook located in Curacao, and its principals, pleaded guilty to racketeering in a criminal case brought by the United States Attorney for the Western District of Wisconsin.

(d) In or about April 2002, based on pressure brought by the Attorney General of New York, PayPal (the world's largest electronic payment processor) agreed to halt financial transactions on behalf of Internet gambling companies such as PartyGaming and Bwin that were taking bets from gamblers in New York, in violation of New York state law. Banks, including Citibank, N.A., also settled claims brought by the New York State Attorney General by agreeing to halt payment processing for unlawful Internet gambling businesses.

(e) In March 2003, the United States brought suit against PayPal in Missouri for facilitating unlawful gambling activity, and in July 2005, PayPal agreed to pay the federal government $10 million in penalties.

(f) The DOJ seized millions of dollars from cable TV stations that accepted advertising money from Internet gambling businesses, including over $6 million from Discovery Communications in April 2004.

(g) In 2006, Sporting News agreed to pay a $7.2 million fine because it promoted unlawful gambling businesses by publishing advertisements for Internet gambling sites.

83. Prior to the investments complained of herein, Defendants each knew, or each was reckless in not knowing, that PartyGaming was taking bets from gamblers in the U.S. and that law enforcement agencies in the U.S. considered its activities to be illegal gambling.

84. On June 1, 2006, a U.S. grand jury indicted London-based BetOnSports Plc ("BetOnSports") – an unlawful Internet gambling business similar to PartyGaming – for racketeering, mail fraud and running an illegal gambling enterprise because it was accepting wagers from U.S. bettors in violation of U.S. law. The indictment was filed under seal, so investors did not learn about it until July 16, 2006 when its Chief Executive Officer, David Carruthers, was arrested upon his arrival in the U.S.

85. Beginning after the public disclosures of the BetOnSports indictment, the share prices of publicly held gambling companies that had been taking bets from gamblers in the U.S. – including PartyGaming – fell dramatically.

86. As set forth in the Statement of Facts attached to the PartyGaming non-prosecution agreement as Exhibit A, as a result of increased U.S. government law enforcement efforts to halt illegal Internet gambling, PartyGaming withdrew from the U.S. market in or about October 2006.

87. By the time PartyGaming was forced to withdraw from the U.S. market in October 2006, PartyGaming's share price had dropped roughly 80% to approximately $0.60. The 80% drop in PartyGaming share price corresponds to the proportion of PartyGaming's illegal revenue from the U.S. that it lost following increased law enforcement.

88. On or after July 16, 2006, but prior to July 31, 2006, ACMF sold all of its shares of PartyGaming, realizing at least $16,097.223.79 in losses for the Fund. Those losses were the direct, proximate, reasonably foreseeable, and natural and probable consequence of Defendants' actions in causing ACMF to own, through the Fund, part of an illegal gambling business. Those losses have been verified by Defendants themselves and are set forth on pages 43 and 44 of the Committee Report.

89. Defendants' wrongful actions investing in illegal gambling were the efficient, material, substantial, and proximate cause of the loss suffered by ACMF in the Fund's portfolio. Any other cause that may have contributed to the loss, including government enforcement efforts

or the market reaction to those efforts, was not a superseding cause of the losses because they were reasonably foreseeable and part of the risk that Defendants' wrongful acts created.

90. Each of the Defendants agreed to cause, and participated in a scheme to cause, ACMF to purchase and to continue to own part of an illegal gambling business.

91. Each of the Defendants at all relevant times was a person employed by or associated with ACMF.

92. Each of the Defendants at all relevant times had operational or managerial control over ACMF.

93. In causing ACMF to purchase and continue to own part of an illegal gambling business, each of the Defendants exercised operational or managerial control over ACMF.

94. At the time Defendants caused ACMF to purchase stock in PartyGaming, PartyGaming was an illegal gambling business because the business of PartyGaming (a) violated the laws of one or more of the United States, including, without limitation, the laws of the state of New York and Missouri; (b) involved five or more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and (c) had been or remained in substantially continuous operation for a period in excess of thirty days or had a gross revenue of $2,000 in any single day.

95. Defendants were not mere passive owners of PartyGaming because they voted in favor of reelecting and compensating PartyGaming's officers and directors who they knew, or were reckless in not knowing, intended to continue operating PartyGaming's as an illegal gambling business.

96. Each separate transaction by which Defendants caused ACMF to purchase shares in PartyGaming for inclusion in the Fund's portfolio violated § 1955 because each such transaction caused ACMF to own part of an illegal gambling business within the meaning of § 1955. Defendants conducted or caused to be conducted, or were reckless in failing to conduct or to cause to be conducted, due diligence before ACMF purchased stock in an illegal gambling business for the Fund's portfolio.

97. Defendants each knew, or were reckless in not knowing, that they were causing ACMF, through the Fund, to purchase stock of a company whose primary business was taking wagers from gamblers in the United States and that law enforcement agencies in the U.S. considered such activities to be illegal gambling.

98. Plaintiff has been injured by reason of Defendants' wrongdoing alleged herein.

99. ACMF has been injured, through the Fund, by reason of Defendants' wrongdoing alleged herein.

100. ACMF's injuries were the direct, proximate, reasonably foreseeable, and natural consequence of ownership of part of an illegal gambling business.

101. Defendants' actions breached their fiduciary duties to ACMF.

102. Defendants' actions breached their fiduciary duties to the Fund and to each of the shareholders of the Fund.

103. Defendants' actions constituted negligence in that they breached a duty of care owed to ACMF.

104. Defendants' actions constituted negligence in that they breached a duty of care owed to the Fund and to each of the shareholders of the Fund.

105. The Fund and its shareholders, including Plaintiff, have been injured as a result of Defendants' breaches of fiduciary duties and negligence.

106. ACMF, through the Fund, been injured as a result of Defendants' breach of fiduciary duty, negligence, and waste of assets.

107. The Independent Directors were just as culpable as the other Defendants. To an even greater degree than the directors of ordinary corporations, independent directors of mutual fund directors are responsible for protecting a mutual fund's investors under a unique "watchdog" role.

108. Each of the Directors had a special duty to ensure that ACMF did not invest in criminal activities and enterprises, including illegal gambling businesses, including a duty to

ensure that ACMF had proper control mechanisms to ensure that it did not make any investments in any illegal gambling businesses through its series funds.

109. Mutual fund directors have a legal responsibility to monitor the fund investment adviser's trading practices.

110. Each of the Directors received regular reports from portfolio managers and other investment personnel concerning the Fund's investments. According to the Committee Report, Defendants have admitted that the Directors received reports concerning the Fund's "complete holdings" including ownership of PartyGaming stock on October 31, 2005 and April 30, 2006. (Committee Report, pp. 19, 49)

111. Moreover, the Directors were all members of the "Fund Performance Review Committee" which put the Ultra Fund – for which Defendants were paying themselves approximately 1%, or over $120 million annually to manage – on a "watch list" that required additional scrutiny of the Ultra Fund and additional monthly reporting from its advisers. (Committee Report, pp. 29, 65)

112. Through those reports and otherwise, each of the Directors became aware, even if they may have been previously been ignorant, that ACMF, through the Fund, had invested in an illegal gambling business.

113. Plaintiff was a shareholder of ACMF at the time of the transactions of which she complains.

114. Plaintiff is a shareholder in ACMF at the present time.

115. This action is not a collusive one to confer jurisdiction on this Court which it would not otherwise have.

116. On June 28, 2010, Plaintiff, through her counsel, made the following "Demand for Action" on the board of directors of ACMF:

> We represent Laura Seidl ("Seidl"), a shareholder in American Century Mutual Fund, Inc. ("ACMF") through the American Century Ultra Fund (the "Fund"). We refer you to the second amended complaint that was served and filed in Seidl v. American Century Companies., Inc., 08 Civ. 8857 (DLC) (S.D.N.Y.) (the "Complaint"), enclosed herewith. On behalf of Seidl, and on

the basis of the facts alleged in the Complaint, we hereby demand that you cause ACMF and the Fund to pursue against the defendants named in the Complaint the claims alleged in the Complaint on behalf of ACMF and the Fund. In making this demand, Seidl reserves the right to question the independence of any person identified as a defendant in the Complaint or who has conflicting fiduciary duties to any other mutual fund or entity operated within the American Century family of funds who participates in making any decision with respect to this demand.

117. The Directors have abdicated any authority to determine whether ACMF should pursue the claims in this litigation by not responding to Plaintiff's demand to bring suit prior to the expiration of the statute of limitations to preserve potentially viable claims asserted by Plaintiff. Moreover, the statute of limitations on any breach of contract claim against ACIM for managing ACMF's investments in an illegal fashion will expire in September 2011. Despite knowing about the injuries suffered by the investors of the Fund for several years, none of the Directors have taken any action to vindicate or preserve the rights of the Fund's investors.

118. With respect to the First through Third Claims for Relief (for Negligence, Breach of Fiduciary Duty and Waste) as to all defendants except Monroe, even if the Directors had not abdicated authority for determining whether to pursue Plaintiff's claims as set forth in the Demand for Action, Directors' refusal is not protected by the business judgment rule for the following reasons:

(a) The Committee Report confirmed and verified all facts necessary for Plaintiff to prevail on all of her claims on behalf of ACMF, including damages totaling at least $16,097,223.79 for capital losses (and excluding over $120 million in forfeitures);

(b) The Committee Report upon which the Special Litigation Committee (the "SLC") based its recommendation was premised on a conclusion that Defendants' conduct was "in good faith, in accordance with the best interests of the Fund, and with reasonable care." (Committee Report, p. 77) Therefore, according to the Committee Report, the investments in PartyGaming was a "reasonable business judgment" that was part of an "overall investment strategy ... that considered risk and return objectives reasonably suitable to the investment objectives of the

Fund." (Committee Report, p. 77) This is not a proper exercise of business judgment.

(c) The SLC failed to consider the actual claims raised by Plaintiff. For example, the Committee Report misconstrued Plaintiff's claims and the RICO activity that Defendants had violated. The Committee Report rejected that Defendants had violated RICO because it failed to consider that the relevant RICO enterprise was the Fund itself – and *not* PartyGaming. Accordingly, the Committee Report and the SLC mistakenly dismissed Plaintiff's claim that Defendants violated RICO because the Fund did not "conduct or participate" in the conduct of PartyGaming. (Committee Report, pp. 53-54.)

(d) The SLC and the attorneys who drafted the Committee Report declined Plaintiff's attorneys offer to participate in the investigation. (Committee Report, pp. 15-16) Moreover, the SLC, the attorneys who drafted the Committee Report, and Defendants have demonstrated that the decision refusing to vindicate the rights of the Fund's investors is a sham whose purpose is to improperly shield Defendants from liability. Among other reasons, the SLC and Defendants have refused to provide Plaintiff or her attorneys with the documents relied upon or obtained by the SLC despite numerous requests for such documents.

(e) Although the two members of the SLC – James A. Olson and John R. Whitten – were considered to be independent, in part, because they had not made any prejudgments "about the veracity of the claims alleged in the *Seidl* derivative actions," ultimate decision-making power concerning the Demand for Action was retained by the Directors, who *did* submit pleadings and other documents contesting the merits of Plaintiff's claims, and who *are* defendants in this action. (Committee Report, pp. 9-11) Therefore, the decision by Directors to refuse the Demand for Action is not protected by the business judgment rule.

(f) None of the reasons included in the Committee Report for refusing the Demand for Action are legitimate reasons for refusing to vindicate the rights of the investors in the Fund. Moreover, neither the SLC nor the Committee Report analyzed the interests of the Fund itself as opposed to the interests of the Nominal Defendant of which the Fund is just a small part.

119. With respect to the Fourth Claim for Relief (for Breach of Contract), and for the First and Second Claims for Relief (for Negligence, and Breach of Fiduciary Duty) asserted against defendant Monroe, any demand on the board of ACMF to pursue this litigation is excused as futile because the Directors so (a) personally and directly conflicted and (b) committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule. Moreover, they cannot reasonably be expected to exercise proper business judgment to terminate this litigation because they are exposed to a substantial risk of criminal or civil liability for wrongs that constitute, among other things, crimes, bad faith, gross negligence, willful misfeasance, reckless disregard of duty, and violation of the Directors' duty of loyalty.

120. At the time of the filing of this pleading, Directors have already rejected a demand to pursue negligence, breach of fiduciary duty and waste claims against all Defendants except Monroe. They were also apparently willing to allow the statute of limitations to expire on the breach of contract claims without taking any action to vindicate or otherwise preserve the rights of the Fund's investors. Therefore, there is no doubt that Directors are so personally conflicted and committed to blocking any recovery by ACMF on behalf of the Fund and its investors that a demand would have been futile.

121. Demand is also futile because the Directors have irreconcilable conflicts of interest in determining any demand, as set forth more fully herein.

122. The Directors had a special duty to ensure that ACMF did not engage, through the Fund, in conduct that constitutes a crime under state or federal law.

123. The Directors had a special duty to ensure that ACMF did not invest, through the Fund, in criminal activities and enterprises, including illegal gambling businesses.

124. The Directors had a special duty to ensure that ACMF had proper control mechanisms to ensure that it did not, through the Fund, commit crimes or make investments in illegal gambling businesses. Indeed, the Fund had in place an automated "Sentinel" system to block purchase of individual companies' stock. (Committee Report, p. 28) That system should have been used to block purchases of companies on no-buy lists that would be illegal to purchase even on public exchanges, such as companies on the Office of Foreign Assets Control lists that may trade on foreign public exchanges, or companies that the DOJ considered to be criminal organizations. Despite this, Defendants failed to use the Sentinel system to block purchases of criminal organizations.

125. The Directors had a duty to monitor the trading activities of the investment adviser and other investment professionals.

126. The Directors received regular reports regarding the Fund's investments, and prior to July 15, 2006, they learned, if they did not know at the outset of the conspiracy, of the Fund's investments in illegal gambling businesses.

127. The Directors knew or were reckless in not knowing that ACMF, through the Fund, had invested in an illegal gambling business.

128. In view of their actions, the Directors face a substantial risk of criminal liability if this litigation proceeds given the following facts, among others:

(a) As reported by the New York Times on December 25, 2005, one of the primary Congressional sponsors of the Enforcement Act (Rep. Goodlatte of VA) has warned that if "investment houses are knowingly supporting and promoting illegal [Internet gambling] enterprises [that would be] very bad, and the Congress ought to investigate it."

(b) The DOJ issued public warnings that Internet gambling companies are criminal organizations and that supporting such criminal organizations was itself a crime.

(c) The United States Attorney for the Southern District of New York stated, in connection with the prosecution of NETeller PLC, an Internet payment processing company that provided services to Internet gambling companies, that "[s]upporting illegal gambling is not a business risk, it is a crime." (Press Release at 4)

(d) On January 15, 2007, NETeller's founders, Stephen Lawrence and John Lefebvre, were arrested and charged with conspiracy to violate various anti-gambling laws, including § 1955. Lawrence and Lefebvre pleaded guilty to various felonies in connection with operating NETeller, including § 1955. They also agreed to personally forfeit an additional $100 million;

(e) Jay Cohen, the CEO of World Sports Exchange, was convicted and sent to prison for operating an illegal gambling business, because his company, although legal in Antigua where it was based, solicited bets from U.S. residents;

(f) Peter Dicks, the independent, non-executive chairman of Sportingbet was arrested in New York on gambling charges;

(g) David Carruthers, the chief executive of BetOnSports, was arrested in Dallas and charged with racketeering fraud, tax evasion, and conspiracy;

(h) Anurag Dikshit, a major shareholder, director, and officer of PartyGaming pleaded guilty to charges of illegal gambling;

(i) Gary Kaplan, the founder of BetOnSports, pleaded guilty to RICO charges arising from illegal Internet gambling; he agreed to serve 41 to 51 months in prison and forfeit $43.65 million;

(j) Discovery Communications was subject to a large asset seizure by the DOJ merely for taking advertising money from PartyGaming.

129. In light of the government's attitude towards those who provide support for illegal Internet gambling and the fact that executives and directors have been prosecuted for violating RICO in connection with off-shore Internet gambling companies, Directors must be concerned that they, too, may face prosecution were the circumstances surrounding ACMF's investment in illegal gambling businesses fully revealed during this litigation.

130. The threat that an investigation will uncover additional evidence that could expose the Directors to criminal and civil liability is particularly strong in this case. Defendants are likely to have detailed non-public documentary evidence, currently unavailable to Plaintiff or her fellow investors, which provides information regarding what was known, and what was done, by each of the Defendants with respect to the investments in PartyGaming.

131. The Directors cannot be indemnified, by insurance, by ACMF, by the Fund, or by any other person for their personal financial liability or for other serious wrongdoing because that would be contrary to public policy.

132. Any decision by the board of directors of ACMF to terminate this litigation or to refuse the Demand for Action cannot be protected under the business judgment rule because each and every member of board of directors of ACMF would face an inherent conflict of interest in arriving at such a decision. Vindication of the rights of investors in the Fund against ACC and ACIM is contrary to the interests of shareholders of other funds on whose behalf Directors also serve and to whom they also owe a duty of undivided loyalty.

133. The Fund is one of 18 "series" of shares offered by ACMF.

134. None of ACMF's 18 "funds" is a separate legal entity.

135. ACMF has a single board of directors, which manages all 18 of its funds.

136. ACIM serves as investment advisor to all 18 of the series funds offered by ACMF.

137. All of the Directors were appointed by ACC (either directly or indirectly through ACIM).

138. The directors of ACMF have fiduciary obligations, including a duty of undivided loyalty, to each group of shareholders in all 18 of the funds offered by ACMF, including the Fund.

139. The Directors' conflict arises because the assertion of the claims at issue is in the best interest of shareholders who invested in the Fund, but it is not in the best interests of shareholders who invested in the other 17 ACMF funds that did not invest in illegal gambling businesses. Any significant judgment against ACC or ACIM could adversely affect the shareholders who invested in those 17 other funds.

140. The interests of the investors in the other 17 funds that constitute ACMF are antagonistic to those of the investors in the Fund because the fees paid directly or indirectly to ACC and ACIM by ACMF and allocated by Defendants to the Fund help cover and subsidize the expenses and potential investment losses of the other 17 funds that compose ACMF.

141. According to ACMF's filings with the SEC, ACIM is responsible for providing or arranging for all services necessary for the operation of all the separate funds that compose ACMF. ACIM obtains the funds to pay for all such operation expenses in large part from the fees allocated to the Fund.

142. Were the Plaintiffs to prevail in this litigation, ACIM would be liable to forfeit all of the fees it has received on account of its management of the Fund's portfolio from the time that Defendants first caused ACMF to purchase shares in illegal gambling businesses. In that event, ACIM would be unable to continue covering the operational expenses of the other 17 funds that compose ACMF. As a result, it is contrary to the interests of investors in the other 17 funds for Plaintiff to succeed in this action. All of the directors therefore have an irreconcilable conflict of interest with respect to any decision to terminate this litigation or to refuse the Demand for Action.

143. Forfeiture of ACIM's fees would adversely affect the shareholders of all the other series funds that compose ACMF because those funds were subsidized by, and have a

reasonable expectation of continued subsidies from, the large amount of fees that the Fund pays to ACIM on behalf of ACMF.

144. In ACMI's Annual Report as of October 31, 2006, Defendants disclosed that the Fund paid half of all the fees that ACMF paid to ACIM on account of all 18 funds that compose ACMF. Because of the large amount of fees that ACIM allocated by Defendants to the Fund, Defendants were able to subsidize the fees and expenses of at least two underperforming ACMF series funds between 2004 through 2008 (*e.g.*, the Mid Cap Growth Fund from 2004 through 2006; and the Small Cap Growth Fund from 2006 through 2008) and at least one such fund in 2004 (the Giftrust Fund for over $4 million in subsidized management fees). Defendants subsidize the other series funds that compose ACMF primarily with the fees paid by the Fund as a regular way of doing business and for the purpose of boosting the performance of the other series funds. For example, Defendants' subsidies to the Giftrust Fund, using fees primarily allocated to the Fund, boosted the performance of the Giftrust Fund by approximately 50 basis points. Accordingly, the interests of the investors of the other series funds that compose ACMF are directly opposed to the interests of the Fund with respect to Plaintiff's claims in this litigation.

145. Were Plaintiff to prevail in this litigation, the subsidies would cease and prior subsidies would be subject to reallocation. This presents an irreconcilable conflict of interest between (a) the shareholders who invested in the Fund and (b) the shareholders who invested in the other 17 funds in ACMF with respect to the outcome of this litigation.

146. Any decision by the Directors to terminate this litigation or otherwise refuse the Demand for Action would be tantamount to condoning inherently illegal criminal activity that is *ultra vires* and a *per se* violation of the business judgment rule. Accordingly, any decision by the Directors to terminate this litigation or to refuse the Demand for Action would not be protected by the business judgment rule.

FIRST CLAIM FOR RELIEF
(Derivative Claim)
(Breach of Fiduciary Duty)

147. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 146 above as if fully set forth herein.

148. This claim is brought by Plaintiff on behalf of ACMF with respect to the Fund against Defendants.

149. Defendants have breached their fiduciary duties to ACMF with respect to the Fund by causing ACMF, through the Fund, to invest in an illegal gambling business.

150. In causing ACMF, through the Fund, to invest in an illegal gambling business, Defendants acted (a) in bad faith, (b) in a manner that they did not reasonably believe to be in the best interests of ACMF with respect to the Fund, or (c) without the care that an ordinarily prudent person in a like position would use under similar circumstances.

151. ACMF, through the Fund, has been injured as a proximate result of such breach on the part of Defendants and has suffered substantial damages thereby, including the loss in value of its investments and the payment, directly or indirectly, of commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties.

SECOND CLAIM FOR RELIEF
(Derivative Claim)
(Negligence)

152. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 146 above as if fully set forth herein.

153. This claim is brought by Plaintiff on behalf of ACMF with respect to the Fund against Defendants.

154. Defendants owe a duty to ACMF, the Fund and the Fund's investors to exercise reasonable care with respect investments by the Fund.

155. Defendants breached their duty of care to ACMF, the Fund and the Fund's investors by causing ACMF, through the Fund, to invest in an illegal gambling business.

156. ACMF, through the Fund, has been injured as a proximate result of Defendants' negligence and has suffered substantial damages thereby.

THIRD CLAIM FOR RELIEF
(Derivative Claim)
(Waste)

157. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 146 above as if fully set forth herein.

158. This claim is brought by Plaintiff on behalf of ACMF with respect to the Fund against Defendants.

159. Defendants each had a duty to ACMF, the Fund and the Fund's investors to prevent waste of ACMF's assets with respect to the Fund.

160. Defendants each breached their duties to prevent the waste of ACMF's assets with respect to the Fund.

161. Using Fund assets to illegally purchase shares of unlawful gambling organizations constitutes a waste of assets. In purchasing such shares, Defendants diverted corporate assets for improper or unnecessary purposes.

162. Use of corporate assets in violation of federal and state criminal laws is *per se ultra vires* and not a permissible exercise of business judgment.

163. ACMF, through the Fund, has been injured as a proximate result of Defendants' waste and has suffered substantial damages thereby.

FOURTH CLAIM FOR RELIEF
(Derivative Claim)
(Breach of Contract)

164. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 146 above as if fully set forth herein.

165. Pursuant to Paragraph 2 the Amended and Restated Management Agreement made as of July 29, 2005 by and between ACMF and ACIM (the "Agreement"), ""all functions undertaken by the Investment Manager hereunder shall at all times confirm to, and be in accordance with, any requirements imposed by ... any other applicable provisions of law ... ."

166. ACIM breached the Agreement by causing the Fund to illegally purchase shares in PartyGaming.

167. ACMF, through the Fund, has been injured as a proximate result of ACIM's breach of the Agreement.

168. All of the other Defendants knowingly participated in or induced ACIM's breach of the Agreement and are therefore liable for the injury caused by the breach of the Agreement.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays that, upon the trial of this action, Plaintiff recovers for the nominal defendant with respect to the Fund, from each Defendant, jointly and severally, as follows:

a) Compensatory damages for ACMF on behalf of the Fund representing the loss in value of its investments resulting from Defendants' wrongful conduct;

b) Forfeiture and disgorgement of any commissions, fees or profits received by Defendants from the time of their first wrongful conduct;

c) Punitive damages;

d) Recovery of Plaintiff's attorneys' fees, expert witness fees, and costs and disbursements of suit to the extent allowed by law;

e) Pre-judgment and post-judgment interest; and

f) Such other and further relief to which Plaintiff is deemed entitled by the Court and/or the jury.

JURY DEMAND

Plaintiff demands a trial by jury on all issues to triable.

Dated: August 15, 2011

/s/ Thomas I. Sheridan, III
Thomas I. Sheridan, III (*Pro Hac Vice*)
Andrea Bierstein
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
212-784-6400
tsheridan@hanlyconroy.com
abierstein@hanlyconroy.com

- and -

Gregory P. Erthal
SIMMONS BROWDER GIANARIS ANGELIDES &
BARNERD LLC
707 Berkshire Boulevard
East Alton, Illinois 62024
(618) 259-2222
gerthal@simmonsfirm.com

Attorneys for Plaintiff

VERIFICATION

LAURA SEIDL states:

I am the Plaintiff in this action. I have read the foregoing complaint. Pursuant to 28 U.S.C. § 1746, I verify under penalty of perjury that the foregoing is true and correct to the best of my knowledge information and belief formed after reasonable inquiry.

Date: August 15, 2011



Laura Seidl

Certificate of Service

I hereby certify that on August 15, 2011 I electronically filed the foregoing with the Clerk of the Court using the CM/ECF system which sent notification of such filing to the following defense counsel:

W. Perry Brandt
perry.brandt@bryancave.com

Gordon C. Atkinson
atkinsongc@cooley.com

Benjamin Kleine
bkleine@cooley.com

I hereby certify that on August 15, 2011 I have served all other defense counsel by e-mail as provided in the stipulation filed July 27, 2010, as follows:

Marguerite C. Bateman
marguerite.bateman@sutherland.com

Steuart H. Thomsen
steuart.thomsen@sutherland.com

/s/ Thomas I. Sheridan, III
Thomas I. Sheridan, III

Dated: August 15, 2011